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                          May 6, 2021

       David House
       Associate General Counsel
       AEP Transmission Company, LLC
       1 Riverside Plaza
       Columbus, Ohio 43215

                                                        Re: AEP Transmission
Company, LLC
                                                            Registration
Statement on Form S-3
                                                            Filed April 29,
2021
                                                            File No. 333-255605

       Dear Mr. House:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation